SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL Evergreen Scrip Dividend Scheme This document is important and requires your immediate attention. If you are in any doubt about the action you should take with this document, you should immediately seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold all of your shares, you should contact your stockbroker or agent without delay for advice as to how to proceed.

PRUDENTIAL PRUDENTIAL PLC Evergreen Scrip Dividend Scheme 1. What is the Prudential plc evergreen scrip dividend scheme? The evergreen scrip dividend scheme enables shareholders to receive new ordinary shares instead of the cash dividends you normally receive. This means you can build up your shareholding in Prudential without going to the market to buy new shares and so you will not incur any dealing costs or stamp duty. This applies to your whole holding of ordinary shares registered in your name at close of business on each dividend record date. The price at which the shares are bought is determined on each scrip reference price date. All dates are advertised on the Prudential plc website. 2. How do I join the evergreen scrip dividend scheme?

To join the scheme please complete the scrip dividend mandate form and return it to our registrars, Lloyds TSB Registrars, Share Dividend Team, The Causeway, Worthing, West Sussex BN99 6DA (Telephone 0870 241 3018). Please remember to include your shareholder reference number which can be found on your share certificate. No acknowledgement of receipt will be sent. 3. Do I need to complete a new scrip dividend mandate form now if I have previously submitted one? No, if you have already completed a valid scrip dividend mandate form it will remain valid until you cancel your election. You are not required to return any documentation if you wish to continue to receive the scrip dividend when one is offered. 4. What will be my entitlement to shares in the evergreen scrip dividend scheme? Your entitlement to new ordinary shares is calculated by taking the amount of cash dividend to which you are entitled and dividing it by the scrip reference price. The Company expects the scrip reference price will be the average of the middle market quotations for the Company’s ordinary shares for the five business days commencing on the ex-dividend date (as notified on the Prudential plc website) as derived from the Daily Official List of the London Stock Exchange plc. The scrip reference price will be notified on the Prudential plc website http://www.prudential.co.uk/prudential-plc/investors/. The value of your entitlement will be subject to rounding to ensure that it is, as nearly as possible, equal to but not greater than the cash amount of the cash dividend (disregarding any tax credit). The formula used in calculating your entitlement of shares is, therefore, as follows: Number of ordinary shares held at the dividend record date x cash dividend rate Scrip Reference Price

PRUDENTIAL An example for illustrative purposes only is as follows: The cash dividend is 10 pence per ordinary share, your shareholding is 1,000 ordinary shares, and the scrip reference price is £6.50. Value of cash dividend: 1,000x10p = £100.00

Number of new shares: £100.00 ÷ £6.50 = 15.38, rounded down to 15 shares. Value of new shares: 15 x £6.50 = £97.50, leaving a cash balance of £2.50 which would be carried forward to the next dividend payment. No fraction of a new ordinary share will be allotted and any cash balance will be carried forward, without interest, and included in the calculation for the next dividend payment.

For your protection, the directors may (and absent mitigating circumstances intend to) cancel mandates and pay a cash dividend instead, in respect of a relevant dividend, if, the middle market quotation for the Company’s ordinary shares, by the final date for elections in respect of the Relevant Dividend, has fallen by 15 per cent or more from the scrip reference price. 5. Are my new scrip dividend shares included in the next scrip dividend? Yes, all new ordinary shares issued as scrip dividend will automatically increase your shareholding on which the next entitlement to a scrip dividend will be calculated. Where you hold fewer than the minimum number of ordinary shares required for exercise of the scrip dividend, funds representing your fractional entitlement will be accumulated for your benefit. These funds will be added to the cash amount of any subsequent dividends (in respect of which a scrip dividend alternative is offered) and applied in calculating your entitlement under that offer. All accumulated fractional entitlements will be paid to you if you cancel your mandate or dispose of your entire shareholding. 6. How will I know that the shares have been purchased? Once your new shares have been purchased, a statement will be sent to you, along with your new share certificate (if applicable), showing the number of new ordinary shares allotted, the scrip reference price, and the total cash equivalent of the new ordinary shares for tax purposes. 7. Do my new shares have the same voting rights as my existing shares? Yes, the new ordinary shares will carry the same voting rights as your existing ordinary shares. 8. When will I be sent my new share certificate or CREST message? Your new share certificate will be posted to you on or about the same date as the cash dividends are posted (see our website for current dates). Dealings in the new ordinary shares are expected to begin on the dividend payment date. In the unlikely event that the UK Listing Authority does not agree before the dividend payment date to admit the new ordinary shares to the Official List, your scrip dividend mandate form will be disregarded and the dividend will be paid in cash in the usual way. In the case of shareholders who hold their existing shares in uncertificated form through CRESTCo on the particular record date, their CREST account will be credited electronically on the day of the

PRUDENTIAL dividend payment date unless the Company is unable to do so under the provisions of the Uncertificated Securities Regulations 2001 or the facilities and requirements of CREST, in which case such shares will be issued in certificated form and share certificates will be posted. 9. Can I participate in the evergreen scrip dividend scheme if I am resident outside the UK? If you are resident outside the UK, you may treat this letter as an invitation to receive new ordinary shares unless such an invitation could not lawfully be made to you without compliance with any registration or other legal requirements. It is the responsibility of any person resident outside the UK wishing to elect to receive new ordinary shares to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing any other formalities in such territories. Residents of the State of California electing to receive new ordinary shares in lieu of a cash dividend will be deemed to have confirmed that they are institutional investors eligible to elect to receive such shares under California securities law. Individuals electing to take new ordinary shares from the scrip dividend will not be charged UK stamp duty on the shares. An individual holding ordinary shares cannot elect to receive any American Depository Receipts (ADR) generated from a scrip dividend as part of this invitation. 10. Does the evergreen scrip dividend scheme apply to all my holdings and joint holdings? Yes, the scheme applies to all your holdings. However, if for any reason your shares are registered in more than one holding, then unless you have arranged with the Company’s Registrar to consolidate your holdings by the last day for receipt of your scrip dividend mandate form for a particular dividend, the holdings will be treated for all purposes as separate and you should complete separate mandates. If you wish to amalgamate your accounts to avoid this happening in future, please write to Lloyds TSB Registrars, quoting the shareholder reference numbers shown on your share certificate. If you have a joint holding please ensure that all shareholders sign the scrip dividend mandate form. 11. What happens if I have recently sold or purchased ordinary shares? If you have sold some of your ordinary shares before the record date the scrip dividend will apply for the remainder of your shares. If you have bought any additional ordinary shares after a record date the additional shares will not be eligible to receive the cash or scrip dividend, but will be eligible for future dividends. All shares bought after a record date will be included in future scrip dividends. SCRIP DIVIDEND MANDATE FORM

1. What is the scrip dividend mandate form? This is the form you will need to complete if you wish to participate in the evergreen scrip dividend scheme for the current dividend and all future dividends for which the scrip dividend alternative is offered (Relevant Dividends). Your mandate will remain valid in respect of all Relevant Dividends unless and until cancelled by you. For your protection, the directors may (and absent mitigating circumstances intend to) cancel

PRUDENTIAL mandates and pay a cash dividend instead, in respect of a Relevant Dividend if, the middle market quotation for the Company’s ordinary shares, by the final date for elections in respect of the Relevant Dividend, has fallen by 15 per cent or more from the scrip reference price. 2. Can I complete a scrip dividend mandate form for part of my holding? No, mandates can only be completed for your total shareholding for each Relevant Dividend. Any fractional entitlement will be accumulated without interest until sufficient funds are available to subscribe for one new ordinary share in a subsequent scrip dividend which will then be allotted automatically to you. The Company may at its discretion permit partial elections where a shareholder is acting on behalf of more than one beneficial owner (a nominee shareholder). The partial election will remain in force for all future dividends unless cancelled. 3. Can I cancel my evergreen scrip dividend mandate? Yes, you may cancel your scrip dividend mandate at any time. Notice of cancellation must be given in writing to the Company’s Registrar 20 working days before the relevant dividend payment date. A notice of cancellation will take effect on its receipt by the Company’s Registrar in respect of all dividends payable after the date of receipt of such notice. Your mandate will be deemed to be cancelled if you sell or otherwise transfer your ordinary shares to another person but only with effect from the registration of the relevant transfer, and will also terminate immediately on receipt of notice of your death. Funds representing fractional entitlements accumulated on your behalf will be paid to you in cash on cancellation of your mandate. 4. Can the Company change my scrip dividend mandate? Yes, mandates may be modified at any time by the Company. In the case of any modification, current mandates (unless otherwise specified by the Company) will be deemed to remain valid under the modified arrangements unless and until the Company’s registrar receives a cancellation in writing from you. 5. Will I receive scrip for every dividend following my mandate? The operation of the mandate arrangement is always subject to the directors’ decision to offer the scrip dividend alternative. If the directors decide not to offer the scrip dividend alternative in respect of any particular dividend, a cash dividend will be paid to you in the usual way. If directors do offer a scrip dividend alternative in respect of future dividends and you have submitted a mandate in accordance with the terms of this booklet, you will be issued scrip dividend on the terms of this booklet. 6. What do I do if I need help or have any questions? Please contact our registrars Lloyds TSB Registrars, Share Dividend Team, The Causeway, Worthing, West Sussex BN99 6DA (Telephone 0870 241 3018). If you wish to continue to take your dividend in cash you need take no action. Your dividend will be paid to you in cash.

If you intend to elect for the scrip dividend alternative and have not already completed a scrip dividend mandate form you must complete and return your mandate so as to be received by the Company’s Registrar no later than 20 working days before the Relevant Dividend payment date. TAXATION The UK taxation summary set out below relates to the position of shareholders who hold their shares as an investment and who are resident or ordinarily resident in the UK for taxation purposes and does not consider the position of certain categories of shareholder, such as shareholders who hold shares in the Company as securities to be realised in the course of a trade, collective investment schemes and insurance companies and, further, it does not consider the position of any shareholder not resident in the UK. The precise taxation consequences for a shareholder making an election to receive new ordinary shares instead of the cash dividend will depend on the shareholder’s personal circumstances. The summary is based on UK taxation law and HM Revenue & Customs practice as at the date of this document and shareholders should be aware that the relevant laws and practice and their interpretation may change. The summary is not exhaustive. If you are in any doubt as to how your taxation position will be affected by making the election, you should consult your professional adviser before taking any action. Individuals Where you elect to take new ordinary shares instead of the cash dividend, you will be treated as having received a gross amount per new ordinary share which, when reduced by income tax at the rate of 10 per cent, is equal to the cash equivalent of the new shares (as defined below). You will also be treated as having paid tax at the rate of 10 per cent on the dividend. Therefore, if you elect to receive new ordinary shares the cash equivalent of which is £90, you will be treated for income tax purposes as receiving gross income of £100 and as having paid tax of £10 on that grossed up amount. An individual who, after taking account of his receipt of new shares and any cash dividend, does not pay higher rate income tax will have no further liability to tax on the receipt of the new shares. Individuals who do not pay income tax or whose total liability to income tax does not exceed the tax of 10 per cent treated as paid on the dividend are not entitled to claim repayment of any tax in respect of the dividend whether it is received in cash or new ordinary shares. If you are liable to income tax at the higher rate, after taking account of your receipt of new ordinary shares and any cash dividend, you will be subject to income tax at the rate of 32.5 per cent on the amount of cash dividends and/or the cash equivalent of the new shares (as the case may be) that you receive. You will be treated as having paid tax at the rate of 10 per cent on the dividend and so will be liable to pay additional tax equivalent to 22.5 per cent. For example, if you elect to receive new ordinary shares the cash equivalent of which is £90, you will be treated as having received gross income of £100 which will be taxable at 32.5 per cent leaving an additional tax liability of £22.50 after taking account of the £10 that you are treated as having paid. This will be the case whether the

PRUDENTIAL dividend is received in cash or new ordinary shares or a combination of the two. For capital gains tax purposes, if an individual shareholder elects to receive new ordinary shares instead of the cash dividend, he is not treated as having made a disposal of his existing shares. The new ordinary shares will be treated as a separate asset for capital gains tax purposes acquired for an amount equal to the cash equivalent. For the purposes of taper relief the new ordinary shares will be deemed to be acquired when they are issued. Trustees Trustees who are liable to income tax at the rate applicable to trusts of 40 per cent will only pay tax on dividends received at the rate of 32.5 per cent. Where such trustees elect to receive new ordinary shares, the same grossing up procedure as outlined above for individuals will apply. Thus, the trustees will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent, is equal to the cash equivalent. The trustees will then be liable to pay additional tax of 22.5 per cent of the grossed up amount of the cash equivalent. The capital gains tax position may, depending on the type of trust involved, be as outlined above for individuals. UK resident corporate shareholders A corporate shareholder resident in the UK is not generally liable to corporation tax on the receipt of cash dividends. Similarly, where a resident corporate shareholder elects to receive new ordinary shares in place of a cash dividend, corporation tax will not be chargeable on the new shares so acquired. Further, such shares will not be treated as franked investment income for corporation tax purposes. For the purposes of computing any future liability to corporation tax on chargeable gains, no consideration will be treated as having been given for the new ordinary shares. Gross pension funds Gross pension funds are not entitled to claim the tax credit attaching to any cash dividend received. If a gross pension fund elects to receive new ordinary shares in place of a cash dividend, no tax credit will attach to the new shares and so no tax claim can be made in respect thereof. Therefore, a gross pension fund will not be able to claim any tax credit in respect of the dividend whether it receives the dividend in cash or elects to receive new ordinary shares. Cash equivalent The cash equivalent of shares received in place of a cash dividend is based on the amount of the cash dividend foregone, as adjusted by any residual cash balance unless the market value of the new ordinary shares on the first day of dealing on the London Stock Exchange differs substantially from the amount of the actual dividend in cash. In such cases, the market value of the new shares will be taken as the cash equivalent. It is understood that HM Revenue & Customs interpret ‘substantially’ as meaning a difference of 15 per cent or more. Residual cash balance It is understood that HM Revenue & Customs take the view that any residual cash balance carried forward will not be taxable until it becomes payable or is applied in subscribing for new ordinary shares. S & O - 65142 - 3/07

PRUDENTIAL Prudential public limited company Incorporated and registered in England and Wales Registered office: Laurence Pountney Hill London EC4R 0HH Registered number: 1397169 Prudential plc is a holding company, Some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA) www.prudential.co.uk

PRUDENTIAL PRUDENTIAL PLC SCRIP DIVIDEND MANDATE FORM If you wish to participate in the Prudential plc Evergreen Scrip Dividend Scheme please complete, sign and return this form to Share Dividend Team, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. If you wish to receive your dividends in cash you do not need to complete any forms or take any action. To the Directors of Prudential plc I/We, the undersigned, being the registered holder(s) of ordinary shares in Prudential plc, confirm that I/we have read and understood the Prudential plc Evergreen Scrip Dividend Booklet and wish to elect to participate in the Prudential plc Evergreen Scrip Dividend Scheme. By signing this mandate I/we also elect to receive an allotment of ordinary shares in respect of any future dividend in respect of which a scrip dividend is offered for my/our maximum entitlement, on the terms of the relevant scrip dividend offer and the Memorandum and Articles of Association of the Company, until this Mandate is revoked by me/us. I/We authorise you to credit my/our CREST member account or to send at my/our risk by first class post a definitive share certificate, as appropriate, in respect of new shares allotted to me/us pursuant to this mandate. Signature of main holder: Signature of joint holder(s): Date: In the case of joint holders ALL must sign. In the case of a corporation, this Form should be executed under the common seal (or otherwise executed as a deed) or be signed by a duly authorised official whose capacity should be stated. All enquiries regarding this Form should be addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Telephone 0870 241 3018). Please mark this box if signing on behalf of the shareholder as Power of Attorney or Receiver. To be effective for a particular dividend you must complete and return your mandate so as to be received by the Company’s registrar no later than 20 business days before the dividend payment date. Prudential plc Laurence Pountney Hill, London, EC4R OHH. Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

PRUDENTIAL SIR DAVID CLEMENTI CHAIRMAN PRUDENTIAL PLC 12 ARTHUR STREET LONDON EC4R 9AQ 30 March 2007 To holders of Prudential plc’s ordinary shares of 5p (“ordinary shares”) Dear Shareholder Evergreen Scrip Dividend Scheme The directors are once again offering shareholders the opportunity to receive new ordinary shares instead of cash (“scrip dividend”) in respect of the Company’s final annual dividend. However, this offer differs from previous years as, subject to the matters described below, your acceptance of this offer will apply to all future dividends in respect of which scrip dividend is offered (the “Evergreen Scheme”) The Evergreen Scheme is subject to shareholders’ approval at the 2007 Annual General Meeting (“AGM”) of a resolution authorising directors to offer scrip dividend to shareholders until the 2012 AGM (at which time such authorisation will need to be renewed) and a resolution amending the Articles of Association of the Company to accommodate the ‘evergreen’ nature of the Evergreen Scheme. If the resolutions are not passed, your acceptance of this scrip dividend offer will be valid for the 2006 final dividend but not future dividends. You will find enclosed a Scrip Dividend Mandate Form (the “Mandate”), which you should complete and return to the Company’s Registrars if you wish to participate in the Evergreen Scheme; and an Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scheme. Please return the Mandate in the envelope provided so that it is received by the Company’s Registrars no later than 3 May 2007. All Mandates received after this date will receive a cash dividend for the 2006 final dividend, but will participate in all future scrip dividends. You may elect to join or leave the Evergreen Scheme at any time. Elections can be cancelled by written notice to the Company’s Registrar. You are reminded that the price of shares can go down as well as up. If you elect to receive scrip dividend, you will increase your shareholding without incurring dealing costs or stamp duty. The Company also benefits from the retention of cash, which would otherwise be paid out as a dividend. continued overleaf Prudential plc Incorporated and registered in England and Wales. Registered Office Laurence Pountney Hill, London, EC4R OHH. Registered number 1397169. Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA). PAGE 1

PRUDENTIAL The dividend timetable for this year is as follows: 15 March 2007 Announcement of 2006 final dividend 11 April 2007 Ordinary shares quoted ex dividend 13 April 2007 Record date for the 2006 final dividend (and for the scrip dividend)

18 April 2007 Calculation of scrip reference price which is expected to be based on the average price from 11 April 2007 to 17 April 2007 and will be displayed on the Company’s website 3 May 2007 Final date for receipt of Scrip Dividend Mandate Forms for the 2006 final dividend 17 May 2007 Annual General Meeting 21 May 2007 Share certificates for scrip dividend posted by first class post

22 May 2007 Dividend payment date, where applicable CREST member accounts are credited with new shares 22 May 2007 First day of dealing in the new shares For your protection, the directors may (and absent mitigating circumstances intend to) cancel your mandate and pay a cash dividend instead, if the middle market quotation for the Company’s ordinary shares on 3 May 2007 has fallen by 15 per cent or more from the scrip reference price calculated on 18 April 2007. The payment of scrip dividend in respect of the 2006 final dividend is, of course, subject to approval of the proposed 2006 final dividend by shareholders at the AGM. A separate circular including the notice of the AGM and Form of Proxy will be sent to shareholders on 13 April 2007. I would remind you that if you wish to receive new ordinary shares instead of cash in respect of the 2006 final dividend your Mandate(s) must be received by the Company’s Registrar no later than the close of business on 3 May 2007. Yours sincerely David Clementi Sir David Clementi

Chairman Smith & Ouzman - 65189 - 3/07

PRUDENTIAL PRUDENTIAL PLC 12 ARTHUR STREET LONDON EC4R 9AQ SIR DAVID CLEMENTI

CHAIRMAN 30 March 2007 This letter and accompanying evergreen scrip dividend booklet has been sent to you for information only. You have already chosen to receive the scrip dividend and we will treat that election as an election made under the Evergreen Scheme which will remain valid until you cancel your election in accordance with the terms of the Evergreen Scheme. You are not required to return any documentation to us if you wish to continue to receive the scrip dividend. Dear Shareholders Evergreen Scrip Dividend Scheme The directors are once again offering shareholders the opportunity to receive new ordinary shares instead of cash (“scrip dividend”) in respect of the Company’s final annual dividend. However, this offer differs from previous years as, subject to the matters described below, your acceptance of this offer will apply to all future dividends in respect of which scrip dividend is offered (the “Evergreen Scheme”) The Evergreen Scheme is subject to shareholders’ approval at the 2007 Annual General Meeting (“AGM”) of a resolution authorising directors to offer scrip dividend to shareholders until the 2012 AGM (at which time such authorisation will need to be renewed) and a resolution amending the Articles of Association of the Company to accommodate the ‘evergreen’ nature of the Evergreen Scheme. If the resolutions are not passed, your acceptance of this scrip dividend offer will be valid for the 2006 final dividend but not future dividends. You will find enclosed an Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scheme. You may elect to join or leave the Evergreen Scheme at any time. Elections can be cancelled by written notice to the Company’s Registrar. You are reminded that the price of shares can go down as well as up. continued overleaf Prudential plc Incorporated and registered in England and Wales. Registered Office Laurence Pountney Hill, London, EC4R OHH. Registered number 1397169. Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA). PAGE 1

PRUDENTIAL The dividend timetable for this year is as follows: 15 March 2007 Announcement of 2006 final dividend 11 April 2007 Ordinary shares quoted ex dividend 13 April 2007 Record date for the 2006 final dividend (and for the scrip dividend) 18 April 2007 Calculation of scrip reference price which is expected to be based on the average price from 11 April 2007 to 17 April 2007 and will be displayed on the Company’s website 3 May 2007 Final date for receipt of Scrip Dividend Mandate Forms for the 2006 final dividend 17 May 2007 Annual General Meeting 21 May 2007 Share certificates for scrip dividend posted by first class post

22 May 2007 Dividend payment date, where applicable CREST member accounts are credited with new shares 22 May 2007 First day of dealing in the new shares For your protection, the directors may (and absent mitigating circumstances intend to) cancel your mandate and pay a cash dividend instead, if the middle market quotation for the Company’s ordinary shares on 3 May 2007 has fallen by 15 per cent or more from the scrip reference price calculated on 18 April 2007. The payment of scrip dividend in respect of the 2006 final dividend is, of course, subject to approval of the proposed 2006 final dividend by shareholders at the AGM. A separate circular including the notice of the AGM and Form of Proxy will be sent to shareholders on 13 April 2007. Yours sincerely David Clementi Sir David Clementi Chairman

PRUDENTIAL Evergreen Scrip Dividend Scheme Irish Branch Register PRUDENTIAL This document is important and requires your immediate attention. If you are in any doubt about the action you should take with this document, you should immediately seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold all of your shares, you should contact your stockbroker or agent without delay for advice as to how to proceed.

PRUDENTIAL PRUDENTIAL PLC Evergreen Scrip Dividend Scheme IRISH BRANCH REGISTER 1. What is the Prudential plc evergreen scrip dividend scheme? The evergreen scrip dividend scheme enables shareholders to receive new ordinary shares instead of the cash dividends you normally receive. This means you can build up your shareholding in Prudential without going to the market to buy new shares and so you will not incur any dealing costs or stamp duty. This applies to your whole holding of ordinary shares registered in your name at close of business on each dividend record date. The price at which the shares are bought is determined on each scrip reference price date. All dates are advertised on the Prudential plc website. 2. How do I join the evergreen scrip dividend scheme?

To join the scheme please complete the Irish scrip dividend mandate form and return it to our Irish Branch Register registrars Capita Registrars, PO Box 7117, Dublin 2 (Telephone + 353 1 810 2400) or deliver by hand to Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. No acknowledgement of receipt will be sent. 3. Do I need to complete a new scrip dividend mandate form now if I have previously submitted one? No, if you have already completed a valid scrip dividend mandate form it will remain valid until you cancel your election. You are not required to return any documentation if you wish to continue to receive the scrip dividend when one is offered. 4. What will be my entitlement to shares in the evergreen scrip dividend scheme?

Your entitlement to new ordinary shares is calculated by taking the amount of cash dividend to which you are entitled and dividing it by the scrip reference price. The Company expects the scrip reference price will be the average of the middle market quotations for the Company’s ordinary shares for the five business days commencing on the ex-dividend date (as notified on the Prudential plc website) as derived from the Daily Official List of the London Stock Exchange plc. The scrip reference price will be notified on the Prudential plc website http://www.prudential.co.uk/prudential-plc/investors/. The value of your entitlement will be subject to rounding to ensure that it is, as nearly as possible, equal to but not greater than the cash amount of the cash dividend (disregarding any tax credit). The formula used in calculating your entitlement of shares is, therefore, as follows: Number of ordinary shares held at the dividend record date x cash dividend rate Scrip Reference Price

PRUDENTIAL An example for illustrative purposes only is as follows: The cash dividend is 10 pence per ordinary share, your shareholding is 1,000 ordinary shares, and the scrip reference price is £6.50. • Value of cash dividend: 1,000 x 10p = £100.00 • Number of new shares: £100.00÷£6.50 = 15.38, rounded down to 15 shares. • Value of new shares: 15 x £6.50 = £97.50, leaving a cash balance of £2.50 which would be carried forward to the next dividend payment. No fraction of a new ordinary share will be allotted and any cash balance will be carried forward, without interest, and included in the calculation for the next dividend payment.

For your protection, the directors may (and absent mitigating circumstances intend to) cancel mandates and pay a cash dividend instead, in respect of a Relevant Dividend if, the middle market quotation for the Company’s ordinary shares, by the final date for elections in respect of the Relevant Dividend, has fallen by 15 per cent or more from the scrip reference price. 5. Are my new scrip dividend shares included in the next scrip dividend? Yes, all new ordinary shares issued as scrip dividend will automatically increase your shareholding on which the next entitlement to a scrip dividend will be calculated. Where you hold fewer than the minimum number of ordinary shares required for exercise of the scrip dividend, funds representing your fractional entitlement will be accumulated for your benefit. These funds will be added to the cash amount of any subsequent dividends (in respect of which a scrip dividend alternative is offered) and applied in calculating your entitlement under that offer. All accumulated fractional entitlements will be paid to you if you cancel your mandate or dispose of your entire shareholding. 6. How will I know that the shares have been purchased? Once your new shares have been purchased, a statement will be sent to you, along with your new share certificate (if applicable), showing the number of new ordinary shares allotted, the scrip reference price, and the total cash equivalent of the new ordinary shares for tax purposes. 7. Do my new shares have the same voting rights as my existing shares? Yes, the new ordinary shares will carry the same voting rights as your existing ordinary shares. 8. When will I be sent my new share certificate?

Your new share certificate will be posted to you on or about the same date as the cash dividends are posted (see our website for current dates). Dealings in the new ordinary shares are expected to begin on the dividend payment date. In the unlikely event that the UK Listing Authority does not agree before the dividend payment date to admit the new ordinary shares to the Official List, your Irish scrip dividend mandate form will be disregarded and the dividend will be paid in cash in the usual way.

PRUDENTIAL 9. Can I participate in the evergreen scrip dividend scheme if I am resident outside the UK?

If you are resident outside the UK, you may treat this letter as an invitation to receive new ordinary shares unless such an invitation could not lawfully be made to you without compliance with any registration or other legal requirements. It is the responsibility of any person resident outside the UK wishing to elect to receive new ordinary shares to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing any other formalities in such territories. Residents of the State of California electing to receive new ordinary shares in lieu of a cash dividend will be deemed to have confirmed that they are institutional investors eligible to elect to receive such shares under California securities law. Individuals electing to take new ordinary shares from the scrip dividend will not be charged UK stamp duty on the shares. An individual holding ordinary shares cannot elect to receive any American Depository Receipts (ADR) generated from a scrip dividend as part of this invitation. 10. Does the evergreen scrip dividend scheme apply to all my holdings and joint holdings?

Yes, the scheme applies to all your holdings. However, if for any reason your shares are registered in more than one holding, then unless you have arranged with the Company’s Irish Branch Register registrar to consolidate your holdings by the last day for receipt of your Irish scrip dividend mandate form for a particular dividend, the holdings will be treated for all purposes as separate and you should complete separate mandates. If you wish to amalgamate your accounts to avoid this happening in future, please write to the Company’s Irish Branch Register registrars. If you have a joint holding please ensure that all shareholders sign the Irish scrip dividend mandate form. 11. What happens if I have recently sold or purchased ordinary shares? If you have sold some of your ordinary shares before the record date the scrip dividend will apply for the remainder of your shares. If you have bought any additional ordinary shares after a record date the additional shares will not be eligible to receive the cash or scrip dividend, but will be eligible for future dividends. All shares bought after a record date will be included in future scrip dividends. IRISH SCRIP DIVIDEND MANDATE FORM 1. What is the Irish scrip dividend mandate form? This is the form you will need to complete if you wish to participate in the evergreen scrip dividend scheme for the current dividend and all future dividends for which the scrip dividend alternative is offered (Relevant Dividends). Your mandate will remain valid in respect of all Relevant Dividends unless and until cancelled by you.

For your protection, the directors may (and absent mitigating circumstances intend to) cancel mandates and pay a cash dividend instead, in respect of a Relevant Dividend if, the middle market quotation for the Company’s ordinary shares, by the final date for elections in respect of the Relevant Dividend, has fallen by 15 per cent or more from the scrip reference price.

PRUDENTIAL 2. Can I complete an Irish scrip dividend mandate form for part of my holding? No, mandates can only be completed for your total shareholding for each Relevant Dividend. Any fractional entitlement will be accumulated without interest until sufficient funds are available to subscribe for one new ordinary share in a subsequent scrip dividend which will then be allotted automatically to you. The Company may at its discretion permit partial elections where a shareholder is acting on behalf of more than one beneficial owner (a nominee shareholder). The partial election will remain in force for all future dividends unless cancelled. 3. Can I cancel my evergreen Irish scrip dividend mandate? Yes, you may cancel your Irish scrip dividend mandate at any time. Notice of cancellation must be given in writing to the Company’s Irish Branch Register registrar 20 working days before the relevant dividend payment date. A notice of cancellation will take effect on its receipt by the Company’s Irish Branch Register registrar in respect of all dividends payable after the date of receipt of such notice. Your mandate will be deemed to be cancelled if you sell or otherwise transfer your ordinary shares to another person but only with effect from the registration of the relevant transfer, and will also terminate immediately on receipt of notice of your death. Funds representing fractional entitlements accumulated on your behalf will be paid to you in cash on cancellation of your mandate. 4. Can the Company change my Irish scrip dividend mandate?

Yes, mandates may be modified at any time by the Company. In the case of any modification, current mandates (unless otherwise specified by the Company) will be deemed to remain valid under the modified arrangements unless and until the Company’s Irish Branch Register registrar receives a cancellation in writing from you. 5. Will I receive scrip for every dividend following my mandate? The operation of the mandate arrangement is always subject to the directors’ decision to offer the scrip dividend alternative. If the directors decide not to offer the scrip dividend alternative in respect of any particular dividend, a cash dividend will be paid to you in the usual way. If directors do offer a scrip dividend alternative in respect of future dividends and you have submitted a mandate in accordance with the terms of this booklet, you will be issued scrip dividend on the terms of this booklet. 6. What do I do if I need help or have any questions? Please contact our Irish Branch Register registrars Capita Registrars, PO Box 7117, Dublin 2 (Telephone + 353 1 810 2400). If you wish to continue to take your dividend in cash you need take no action. Your dividend will be paid to you in cash. If you intend to elect for the scrip dividend alternative and have not already completed an Irish scrip dividend mandate form you must complete and return your mandate so as to be received by the Company’s Irish Branch Register registrars no later than 20 working days before the Relevant Dividend payment date.

PRUDENTIAL

TAXATION

The UK taxation summary set out below relates to the position of shareholders who hold their shares as an investment and who are resident or ordinarily resident in the UK for taxation purposes and does not consider the position of certain categories of shareholder, such as shareholders who hold shares in the Company as securities to be realised in the course of a trade, collective investment schemes and insurance companies and, further, it does not consider the position of any shareholder not resident in the UK.

The precise taxation consequences for a shareholder making an election to receive new ordinary shares instead of the cash dividend will depend on the shareholder’s personal circumstances. The summary is based on UK taxation law and HM Revenue & Customs practice as at the date of this document and shareholders should be aware that the relevant laws and practice and their interpretation may change. The summary is not exhaustive.

If you are in any doubt as to how your taxation position will be affected by making the election, you should consult your professional adviser before taking any action.

Individuals

Where you elect to take new ordinary shares instead of the cash dividend, you will be treated as having received a gross amount per new ordinary share which, when reduced by income tax at the rate of 10 per cent, is equal to the cash equivalent of the new shares (as defined below). You will also be treated as having paid tax at the rate of 10 per cent on the dividend. Therefore, if you elect to receive new ordinary shares the cash equivalent of which is £90, you will be treated for income tax purposes as receiving gross income of £100 and as having paid tax of £10 on that grossed up amount. An individual who, after taking account of his receipt of new shares and any cash dividend, does not pay higher rate income tax will have no further liability to tax on the receipt of the new shares.

Individuals who do not pay income tax or whose total liability to income tax does not exceed the tax of 10 per cent treated as paid on the dividend are not entitled to claim repayment of any tax in respect of the dividend whether it is received in cash or new ordinary shares.

If you are liable to income tax at the higher rate, after taking account of your receipt of new ordinary shares and any cash dividend, you will be subject to income tax at the rate of 32.5 per cent on the amount of cash dividends and/or the cash equivalent of the new shares (as the case may be) that you receive. You will be treated as having paid tax at the rate of 10 per cent on the dividend and so will be liable to pay additional tax equivalent to 22.5 per cent. For example, if you elect to receive new ordinary shares the cash equivalent of which is £90, you will be treated as having received gross income of £100 which will be taxable at 32.5 per cent leaving an additional tax liability of £22.50 after taking account of the £10 that you are treated as having paid. This will be the case whether the dividend is received in cash or new ordinary shares or a combination of the two. For capital gains tax purposes, if an individual shareholder elects to receive new ordinary shares instead of the cash dividend, he is not treated as having made a disposal of his existing shares. The new ordinary shares will be treated as a separate asset for capital gains tax purposes acquired for an amount equal to the cash equivalent. For the purposes of taper relief the new ordinary shares will be deemed to be acquired when they are issued.

PRUDENTIAL

Trustees

Trustees who are liable to income tax at the rate applicable to trusts of 40 per cent will only pay tax on dividends received at the rate of 32.5 per cent. Where such trustees elect to receive new ordinary shares, the same grossing up procedure as outlined above for individuals will apply. Thus, the trustees will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent, is equal to the cash equivalent. The trustees will then be liable to pay additional tax of 22.5 per cent of the grossed up amount of the cash equivalent. The capital gains tax position may, depending on the type of trust involved, be as outlined above for individuals.

UK resident corporate shareholders

A corporate shareholder resident in the UK is not generally liable to corporation tax on the receipt of cash dividends. Similarly, where a resident corporate shareholder elects to receive new ordinary shares in place of a cash dividend, corporation tax will not be chargeable on the new shares so acquired. Further, such shares will not be treated as franked investment income for corporation tax purposes. For the purposes of computing any future liability to corporation tax on chargeable gains, no consideration will be treated as having been given for the new ordinary shares.

Gross pension funds

Gross pension funds are not entitled to claim the tax credit attaching to any cash dividend received. If a gross pension fund elects to receive new ordinary shares in place of a cash dividend, no tax credit will attach to the new shares and so no tax claim can be made in respect thereof. Therefore, a gross pension fund will not be able to claim any tax credit in respect of the dividend whether it receives the dividend in cash or elects to receive new ordinary shares.

Cash equivalent

The cash equivalent of shares received in place of a cash dividend is based on the amount of the cash dividend foregone, as adjusted by any residual cash balance unless the market value of the new ordinary shares on the first day of dealing on the London Stock Exchange differs substantially from the amount of the actual dividend in cash. In such cases, the market value of the new shares will be taken as the cash equivalent. It is understood that HM Revenue & Customs interpret ‘substantially’ as meaning a difference of 15 per cent or more.

Residual cash balance

It is understood that HM Revenue & Customs take the view that any residual cash balance carried forward will not be taxable until it becomes payable or is applied in subscribing for new ordinary shares.

S & O - 65143 - 3/07

PRUDENTIAL

Prudential public limited company

Incorporated and registered in England

and Wales

Registered office:

Laurence Pountney Hill

London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company,

Some of whose subsidiaries are

authorised and regulated by the

Financial Services Authority (FSA)

www.prudential.co.uk

PRUDENTIAL

PRUDENTIAL PLC

IRISH BRANCH REGISTER SCRIP DIVIDEND MANDATE FORM

If you wish to participate in the Prudential plc Evergreen Scrip Dividend Scheme please complete, sign and return this form to Capita Registrars, PO Box 7117, Dublin 2 (Telephone + 353 1 810 2400) or deliver by hand to Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7.

If you wish to receive your dividends in cash you do not need to complete any forms or take any action.

To the Directors of Prudential plc

I/We, the undersigned, being the registered holder(s) of ordinary shares in Prudential plc, confirm that I/we have read and understood the Prudential plc Evergreen Scrip Dividend Booklet and wish to elect to participate in the Prudential plc Evergreen Scrip Dividend Scheme.

By signing this mandate I/we also elect to receive an allotment of ordinary shares in respect of any future dividend in respect of which a scrip dividend is offered for my/our maximum entitlement, on the terms of the relevant scrip dividend offer and the Memorandum and Articles of Association of the Company, until this Mandate is revoked by me/us.

I/We authorise you to send at my/our risk by post a definitive share certificate in respect of new shares allotted to me/us pursuant to this mandate.

Signature of main holder:

Signature of joint holder(s):

Date:

In the case of joint holders ALL must sign. In the case of a corporation, this Form should be executed under the common seal (or otherwise executed as a deed) or be signed by a duly authorised official whose capacity should be stated. All enquiries regarding this Form should be addressed to Capita Registrars.

`  Please mark this box if signing on behalf of the shareholder as Power of Attorney or Receiver.

To be effective for a particular dividend you must complete and return your mandate so as to be received by the Company’s Irish Branch Register registrar no later than 20 business days before the dividend payment date.

Prudential plc

Laurence Pountney Hill, London, EC4R OHH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

Smith & Ouzman - 65192 - 3/07

PRUDENTIAL

SIR DAVID CLEMENTI

CHAIRMAN

PRUDENTIAL PLC

12 ARTHUR STREET

LONDON EC4R 9AQ

30 March 2007

To holders of Prudential plc’s ordinary shares of 5p (“ordinary shares”) in the Irish Branch register

Dear Shareholder

Evergreen Scrip Dividend Scheme

The directors are once again offering shareholders the opportunity to receive new ordinary shares instead of cash (“scrip dividend”) in respect of the Company’s final annual dividend. However, this offer differs from previous years as, subject to the matters described below, your acceptance of this offer will apply to all future dividends in respect of which a scrip dividend is offered (the “Evergreen Scheme”)

The Evergreen Scheme is subject to shareholders’ approval at the 2007 Annual General Meeting (“AGM”) of a resolution authorising directors to offer scrip dividend to shareholders until the 2012 AGM (at which time such authorisation will need to be renewed) and a resolution amending the Articles of Association of the Company to accommodate the ‘evergreen’ nature of the Evergreen Scheme. If the resolutions are not passed, your acceptance of this scrip dividend offer will be valid for the 2006 final dividend but not future dividends.

You will find enclosed a Scrip Dividend Mandate Form (the “Mandate”), which you should complete and return to the Company’s Irish Branch Register registrars if you wish to participate in the Evergreen Scheme; and an Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scheme. Please return the Mandate in the envelope provided so that it is received by the Company’s Irish Branch Register registrars no later than 1 May 2007. All Mandates received after this date will receive a cash dividend for the 2006 final dividend, but will participate in all future scrip dividends. You may elect to join or leave the Evergreen Scheme at any time. Elections can be cancelled by written notice to the Company’s Irish Branch Register registrars. You are reminded that the price of shares can go down as well as up.

If you elect to receive scrip dividend, you will increase your shareholding without incurring dealing costs or stamp duty. The Company also benefits from the retention of cash, which would otherwise be paid out as a dividend.

continued overleaf

Prudential plc

Incorporated and registered in England and Wales. Registered Office Laurence Pountney Hill, London, EC4R OHH. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

PRUDENTIAL The dividend timetable for this year is as follows: 15 March 2007 Announcement of 2006 final dividend 11 April 2007 Ordinary shares quoted ex dividend 13 April 2007 Record date for the 2006 final dividend (and for the scrip dividend)

18 April 2007 Calculation of scrip reference price which is expected to be based on the average price from 11 April 2007 to 17 April 2007 and will be displayed on the Company’s website 1 May 2007 Final date for receipt of Irish Scrip Dividend Mandate Forms for the 2006 final dividend 17 May 2007 Annual General Meeting 21 May 2007 Share certificates for scrip dividend posted by first class post 22 May 2007 Dividend payment date 22 May 2007 First day of dealing in the new shares For your protection, the directors may (and absent mitigating circumstances intend to) cancel your mandate and pay a cash dividend instead, if the middle market quotation for the Company’s ordinary shares on 3 May 2007 has fallen by 15 per cent or more from the scrip reference price calculated on 18 April 2007. The payment of scrip dividend in respect of the 2006 final dividend is, of course, subject to approval of the proposed 2006 final dividend by shareholders at the AGM. A separate circular including the notice of the AGM and Form of Proxy will be sent to shareholders on 13 April 2007. I would remind you that if you wish to receive new ordinary shares instead of cash in respect of the 2006 final dividend your Mandate(s) must be received by the Company’s Irish Branch Register registrars no later than the close of business on 1 May 2007. Yours sincerely David Clementi Sir David Clementi Chairman Smith & Ouzman - 65192 - 3/07

PRUDENTIAL PRUDENTIAL PLC 12 ARTHUR STREET LONDON EC4R 9AQ SIR DAVID CLEMENTI CHAIRMAN 30 March 2007 This letter and accompanying evergreen scrip dividend booklet has been sent to you for information only. You have already chosen to receive the scrip dividend and we will treat that election as an election made under the Evergreen Scheme which will remain valid until you cancel your election in accordance with the terms of the Evergreen Scheme. You are not required to return any documentation to us if you wish to continue to receive the scrip dividend. Dear Shareholders Evergreen Scrip Dividend Scheme

The directors are once again offering shareholders the opportunity to receive new ordinary shares instead of cash (“scrip dividend”) in respect of the Company’s final annual dividend. However, this offer differs from previous years as, subject to the matters described below, your acceptance of this offer will apply to all future dividends in respect of which a scrip dividend is offered (the “Evergreen Scheme”) The Evergreen Scheme is subject to shareholders’ approval at the 2007 Annual General Meeting (“AGM”) of a resolution authorising directors to offer scrip dividend to shareholders until the 2012 AGM (at which time such authorisation will need to be renewed) and a resolution amending the Articles of Association of the Company to accommodate the ‘evergreen’ nature of the Evergreen Scheme. If the resolutions are not passed, your acceptance of this scrip dividend offer will be valid for the 2006 final dividend but not future dividends. You will find enclosed an Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scheme. You may elect to join or leave the Evergreen Scheme at any time. Elections can be cancelled by written notice to the Company’s Irish Branch Register registrars. You are reminded that the price of shares can go down as well as up.

continued overleaf Prudential plc Incorporated and registered in England and Wales. Registered Office Laurence Pountney Hill, London, EC4R OHH. Registered number 1397169. Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA). PAGE 1

PRUDENTIAL The dividend timetable for this year is as follows: 15 March 2007 Announcement of 2006 final dividend

11 April 2007 Ordinary shares quoted ex dividend 13 April 2007 Record date for the 2006 final dividend (and for the scrip dividend)

18 April 2007 Calculation of scrip reference price which is expected to be based on the average price from 11 April 2007 to 17 April 2007 and will be displayed on the Company’s website 1 May 2007 Final date for receipt of Irish Scrip Dividend Mandate Forms for the 2006 final dividend 17 May 2007 Annual General Meeting 21 May 2007 Share certificates for scrip dividend posted by first class post 22 May 2007 Dividend payment date 22 May 2007 First day of dealing in the new shares For your protection, the directors may (and absent mitigating circumstances intend to) cancel your mandate and pay a cash dividend instead, if the middle market quotation for the Company’s ordinary shares on 3 May 2007 has fallen by 15 per cent or more from the scrip reference price calculated on 18 April 2007. The payment of scrip dividend in respect of the 2006 final dividend is, of course, subject to approval of the proposed 2006 final dividend by shareholders at the AGM. A separate circular including the notice of the AGM and Form of Proxy will be sent to shareholders on 13 April 2007. Yours sincerely David Clementi Sir David Clementi Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 March 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /S/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary